SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

☒	Merger

☐	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund:

The Kensington Funds (Registrant)

Kensington Strategic Realty Fund

Kensington Select Income Fund

Kensington Real Estate Securities Fund

Kensington International Real Estate Fund

Kensington Global Real Estate Fund

Kensington Global Infrastructure Fund

3.	Securities and Exchange Commission File No: 811-21316
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

4 Orinda Way, Suite 200C

Orinda, California 94563

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Patrick W.D. Turley, Esq. Dechert LLP 1775 I Street, NW Washington, DC 20006-2401 Telephone: (202) 261-3364

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

Kensington Investment Group, Inc.,

4 Orinda Way, Suite 200C

Orinda, CA 94563

Telephone: (925) 253-2949

U.S. Bancorp Fund Services, LLC,

615 East Michigan Street

Milwaukee, Wisconsin 53202

Telephone: (800) 300-3863

Custodial Trust Company

101 Carnegie Center

Princeton, New Jersey 08540

Telephone: (609) 452-8400

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end	☐	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Kensington Investment Group, Inc.

4 Orinda Way, Suite 200C

Orinda, California 94563

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC

615 East Michigan Street

Milwaukee, Wisconsin 53202

BISYS Fund Services, Limited Partnership

3435 Stelzer Road

Columbus, Ohio 43219

(Contracts were terminated August 2004)

13.	If the fund is a unit investment trust (“UIT”) provide:

	(a)	Depositor’s name(s) and address(es): Not Applicable

	(b)	Trustee's name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):
File No.: 811-____
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board vote took place:

February 13, 2009
If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board vote took place:

May 27, 2009
If No, explain:

II.	Distribution to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

a.	If Yes, list the date(s) on which the fund made those distributions:

June 12, 2009

This was a tax-free reorganization of all the series of the Registrant, a Delaware statutory trust, into corresponding funds of the Forward Funds, a Delaware statutory trust (“Acquiring Trust”). The Registrant transferred all of the assets of its funds in exchange for shares of beneficial interest of the corresponding funds of the Acquiring Trust and the assumption by the funds of the Acquiring Trust of all of the liabilities of the corresponding funds of the Registrant. The Acquiring Trust then distributed shares of the corresponding funds on a pro rata basis to shareholders of the Registrant’s funds.

b.	Were the distributions made on the basis of net assets?

☒ Yes	☐ No

c.	Were the distributions made pro rata based on share ownership?

☒ Yes	☐ No

d.	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
e.	Liquidations only:
Were any distributions to shareholders made in kind?

☐ Yes	☐ No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes	☒ No

 If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of,  those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?

☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $ ☐
(ii)	Accounting expenses: $☐
(iii)	Other expenses (list and identify separately): $☐

Printing & Postage - $☐

(iv)	Total expenses (sum of lines (i)-(iii) above): $☐
(b)	How were those expenses allocated?

The Registrant’s funds incurred none of the expenses of the Merger as each of Kensington Investment Group, Inc. and Forward Management assumed all of the costs incurred in connection with the carrying out of the Merger.

(c)	Who paid the expenses?

Kensington Investment Group, Inc. and Forward Management jointly assumed all of the costs incurred in connection with the carrying out of the Merger.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes	☒ No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:

Forward Funds (Registrant)

Forward Real Estate Fund

Forward Select Income Fund

Forward Strategic Realty Fund

Forward International Real Estate Fund

Forward Global Infrastructure Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-06722
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Securities Act File No. 333-158168

Form Type: 485POS

Date Filed: April 30, 2009

(d)	If the merger or reorganization agreement has not been field with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of The Kensington Funds, (ii) she is the Secretary and Treasurer of The Kensington Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

By:	/s/ Cynthia M. Yee
Cynthia M. Yee
Secretary and Treasurer